                             AIMCO PROPERTIES, L.P.
                  4582 South Ulster Street Parkway, Suite 1100
                             Denver, Colorado 80237
                                 (303) 757-8101

                                 March 18, 2005


VIA FACSIMILE 202-942-9638 & COURIER

FOR COMMISSION USE ONLY

Abby Adams, Esq.
Office of Mergers and Acquisitions
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-0303

         RE:      NATIONAL PROPERTY INVESTORS III
                  SCHEDULE TO-T/13E-3 FILED FEBRUARY 16, 2005
                  FILED BY AIMCO PROPERTIES LP, ET AL.

                  FOX STRATEGIC HOUSING INCOME PARTNERS
                  SCHEDULE TO-T/13E-3 FILED FEBRUARY 16, 2005
                  FILED BY AIMCO PROPERTIES LP, ET AL.

                  CENTURY PROPERTIES FUND XIV, XV, XIX,
                  AND CENTURY PROPERTIES GROWTH FUND XXII
                  SCHEDULES TO-T/13E-3 FILED FEBRUARY 16, 2005
                  FILED BY AIMCO PROPERTIES LP, ET AL.

                  DAVIDSON INCOME REAL ESTATE, L.P.
                  SCHEDULE TO-T/13E-3 FILED FEBRUARY 16, 2005
                  FILED BY AIMCO PROPERTIES LP, ET AL.

                  DAVIDSON GROWTH PLUS LP
                  SCHEDULE TO-T/13E-3 FILED FEBRUARY 16, 2005
                  FILED BY AIMCO PROPERTIES LP, ET AL.

Dear Ms. Adams:

         We have received the comment letter, dated March 3, 2005, issued by the staff of the Securities and Exchange Commission (the "Commission") with respect to the Schedules TO and Schedules 13E-3 referenced above. AIMCO Properties, L.P., AIMCO-GP, Inc., Apartment Investment and Management Company, and the other filing persons of the partnerships as shown in Schedule I hereto (collectively, the "Filing Persons") acknowledge the following:

o The Filing Persons are responsible for the adequacy and accuracy of the disclosure in their filings;

o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

o The Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                    Very truly yours,

                                    APARTMENT INVESTMENT AND MANAGEMENT COMPANY

                                    AIMCO-GP, INC.

                                    AIMCO PROPERTIES, L.P.
                                    By:      AIMCO-GP, Inc., its General Partner


                                    By:      /s/ Miles Cortez
                                             -----------------------------------
                                             Miles Cortez
                                             Executive Vice President, General
                                             Counsel and Secretary


                           [INTENTIONALLY LEFT BLANK]

                                    DAVIDSON DIVERSIFIED PROPERTIES, INC.
                                    DAVIDSON GROWTH PLUS G.P. CORPORATION
                                    FOX CAPITAL MANAGEMENT CORPORATION
                                    NPI EQUITY INVESTMENTS, INC.

                                    By:      /s/ Martha L. Long
                                             ----------------------------
                                             Martha L. Long
                                             Senior Vice President

                                    FOX PARTNERS II
                                    FOX PARTNERS IV

                                    By:      FOX CAPITAL MANAGEMENT CORPORATION,
                                             its General Partner


                                             By:      /s/ Martha L. Long
                                                      ------------------------
                                                      Martha L. Long
                                                      Senior Vice President

                                                                      SCHEDULE I

Partnership                                          Other Filing Persons
-----------                                          --------------------

Century Properties Fund IV                           Fox Capital Management Corporation

Century Properties Fund V                            Fox Capital Management Corporation

Century Properties Fund XIX                          Fox Partners II
                                                     Fox Capital Management Corporation

Century Properties Growth Fund XXII                  Fox Partners IV
                                                     Fox Capital Management Corporation

Davidson Growth Plus, L.P.                           Davidson Growth Plus G.P. Corporation

Davidson Income Real Estate, L.P.                    Davidson Diversified Properties, Inc.

Fox Strategic Housing Income Partners                Fox Capital Management Corporation

National Property Investors III                      NPI Equity Investments, Inc.